Exhibit 2.3

TSX: MMM NYSE MKT: MGH FSE: MI5
January 11, 2017

NEWS RELEASE

MINCO GOLD ACQUIRES A 5.9% EQUITY POSITION IN EL OLIVAR IMPERIAL FOR US$400,000

Minco Gold Corp. (the “Company” or “Minco Gold”) is pleased to report that it has acquired an initial 5.9% per cent stake in El Olivar Imperial SAC (“El Olivar”), a privately held Peruvian corporation.

El Olivar’s principal asset is the wholly owned Planta Sol de Oro gold tailings and processing project located near Nasca, Peru, 445 kilometres south of Lima.  Over the next 12-18 months, El Olivar plans to construct a mill and leach plant designed to process gold-bearing tailings from the Sol de Oro property and from other gold-bearing feed sources acquired throughout the region.

Investment Details

Minco Gold subscribed for 400,000 Units of a private placement of 1,600,000 million Units priced at US$1.00 per Unit.   Each Unit consists of one Class A voting share and 1.5 Class A share purchase warrants, with each full warrant entitling the holder to purchase one additional Class A voting share for a period of six months from closing at a price of US$1.00 per share.  Under these warrant terms, Minco Gold will have the right to acquire an additional 600,000 shares for US$600,000.

During the course of the six month term of the warrants issued as part of the private placement, El Olivar will work towards securing all necessary regulatory permits to proceed with construction of the processing plant.  Class A shareholders will be provided a first priority security over the assets of El Olivar in the event that the final permits and approvals are not received.

In addition to the equity stake, Minco Gold shall receive an annual cash dividend in U.S. dollars equal to 6% of the invested amount, payable starting on the date that is 18 months from the closing date.

The Class A Shares may be converted at any time into Common Shares of El Olivar at the option of the holder.  After a period of 10 years from the commencement of commercial production from the processing plant, Class A shareholders will have the option to either convert their Class A Shares to Common Shares or redeem the shares for cash at face value. The conversion rate will initially be 1:1, subject to customary adjustments.

Prior to the private placement, El Olivar had 4.7 million shares issued to three principal shareholders, the largest being Beach Meadows Resources Inc., a private Canadian company holding 50% of the shares.   Michael Doggett is the majority owner of Beach Meadows Resources and is also a Director of Minco Gold. Manuel Cabrera is El Olivar’s Operations Manager.  Mr. Cabrera is a Peruvian citizen and Metallurgical Engineer who has managed mineral processing plants for 35 years and is noted for his expertise on the processing of gold ores.    The third principal shareholder, Jim Moore, is the Chairman and comptroller of El Olivar.  Mr. Moore is the past President & CEO of Inter-Citic Minerals and has extensive international business and equity market experience.

Ken Cai, President & CEO of Minco commented that, “the investment in El Olivar provides exposure to an interesting project run by people we know and is structured in a way that provides Minco with optionality, security and dividend payments as the project advances.”

The investment in El Olivar was made for investment purposes. The company may otherwise determine to increase or decrease its investment in El Olivar depending on market conditions and any other relevant factors.

About Minco Gold
Minco Gold Corporation (TSX:MMM/  NYSEMKT:MGH  FSE:MI5) is a Canadian company involved in the acquisition and development of high-grade, advanced stage gold properties.  The Company also owns 11 million shares of Minco Silver Corporation. For more information on Minco Gold and its properties, please visit the website at www.mincogold.com or contact Jennifer Trevitt at (604)-688-8002 or pr@mincogold.com.